15048397

UN
SECURITIES AND
Washington, D.C. 20549

SEC
Mail Processing
Section

MAR 02 2015

Wasnington DC
403

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIQUIDNET, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Maw 646-674-2531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB
3/13/15

OATH OR AFFIRMATION

I, William Maw, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public Feb 26th 2015

ARLENE M WONG
Notary Public, State of New York
No. 01WO6053630
Qualified in Nassau County
Commission Expires Jan. 16, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2014

Liquidnet, Inc.
Index
December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2015

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2014

(amounts in thousands, except share amounts)

Assets	
Cash and cash equivalents	$ 38,107
Cash segregated for commission management programs	29,110
Receivables from brokers, dealers and clearing organizations	13,525
Due from customers	1,315
Deferred tax assets, net	5,641
Due from affiliates	1,508
Other assets	147
Total assets	$ 89,353
Liabilities and stockholder's equity	
Liabilities	
Commission management liabilities	$ 24,576
Accounts payable and other accrued liabilities	723
Accrued compensation	1,196
Income taxes payable to Parent	3,693
Due to affiliate	20
Total liabilities	30,208
Commitments and contingencies	
Stockholder's equity	
Common stock, $0.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	-
Additional paid-in capital	50,272
Retained earnings	8,873
Total stockholder's equity	59,145
Total liabilities and stockholder's equity	$ 89,353

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has operating affiliates based in the United Kingdom, Canada, Hong Kong, Japan, Australia and Cyprus. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company: (i) facilitates trading of equity securities by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades; (ii) provides trading desk and algorithmic trading services; (iii) facilitates trading of fixed income securities using a brokerage trading system developed by its Cyprus affiliate; and (iv) engages in other financial services business activity, including commission management, transaction cost analysis and capital markets.

As an introducing broker, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, and therefore claims exemption from the provisions of Rule 15c3-3, pursuant to section (k)(2)(ii) under the Securities Exchange Act of 1934. All trades are cleared through J.P. Morgan Clearing Corp. and Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP).

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Critical accounting estimates include, but are not limited to, deferred tax assets and liabilities and the fair value of the Parent's equity based awards issued to the Company's employees. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are maintained with one financial institution. The carrying amounts reported in the Statement of Financial Condition approximate fair value because of the immediate or short-term maturity of these financial instruments.

The Company regularly maintains funds in its operating accounts and segregated accounts that are held with financial institutions that exceed deposit insurance limits.

Cash Segregated for Commission Management Programs
The Company held approximately $29.1 million in segregated accounts at several financial institutions for the exclusive benefit of customers of the Commission Management Programs (see note 4).

Income Taxes
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state and local income tax returns with its Parent. An informal tax sharing agreement exists between the Company and the Parent. Income tax expenses recorded by the Company are determined on a separate company basis and are periodically settled with the Parent.

Revenue Recognition
Commission revenues are recorded on a trade-date basis. Commission revenues are derived from customers executing trades in the Company's trading system. Commission revenues are recorded net of credits for commission sharing arrangements.

Equity Based Compensation
Equity based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense, net of forfeitures using the straight line attribution method over the requisite service period, which is generally the vesting period. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted and performance stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2014, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 26, 2015, the date these financial statements were issued.

Recent Accounting Pronouncements
Accounting Standards Update No. 2014-09, Revenue Recognition (Topic 606): Revenue from Contracts with Customers was issued on May 28, 2014. The guidance establishes the principles to apply to determine the amount and timing of revenue recognition, specifying the accounting for

certain costs related to revenue, and requiring additional disclosures about the nature, amount, timing and uncertainty of revenues and related cash flows. The guidance supersedes most of the current revenue recognition requirements, and will be effective January 1, 2017. The Company is currently evaluating the impact of this guidance, if any, including the method of implementation, impact on its financial position, results of operations and cash flows, among other items.

3. Acquisition

In August 2014 the Parent closed on its acquisition of Vega-Chi Ltd. (Vega-Chi), a company that operates a specialty fixed income trading system. In connection with the acquisition, the Parent contributed to the Company, at carrying value, all of the assets and liabilities of the Vega-Chi US broker-dealer operating subsidiary that was acquired. This is reflected as a $1.6 million capital contribution to the Company from the Parent. The Parent accounted for the acquisition under the purchase method, and the preliminary purchase price allocation is subject to certain purchase price adjustments that may be recorded up to one year from the date of acquisition in accordance with ASC 805, Business Combinations.

4. Commission Management Programs

The Company allows customers to enter into Commission Sharing Arrangements (CSA) which provide for a portion of commissions paid to be used to pay for investment related research. Under such arrangements, customers may increase their commission payments and/or receive a credit based upon commissions paid to the Company.

Under the commission management programs, customers direct third-party brokers to transfer a portion of their trading commissions and/or commission credits to the Company for future payment of research related expenses. A receivable from broker and corresponding commission management liability are recorded for these commission sharing credits on the Statement of Financial Condition. Cash received from third-party brokers is segregated until payments are made by the Company to investment research providers.

Commission management liabilities of $24.6 million have cash segregated for their settlement.

5. Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations consist of the following (in thousands):

Commissions receivable	$ 2,615
Deposits	1,883
Due from clearing organizations	4,498
Receivable from brokers (see note 4)	9,027
Total	$13,525

In accordance with the clearing agreements, the clearing organizations have the right to charge the Company for losses that result from a counterparty's failure to fulfill its settlement obligations. All amounts receivable from the clearing organizations, including amounts on deposit, are available to satisfy the Company's obligations to its clearing organizations. At December 31, 2014, the Company has recorded no liabilities with regard to the right.

Receivables from brokers, dealers and clearing organizations are unsecured and are due in accordance with payment terms included in the contracts with the parties. Historically, all amounts due have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

6. Related Party Transactions

The Company has entered into agreements with its Parent to receive trading system services and administrative services. The Parent provides the Company the right to use its electronic institutional brokerage trading system, which is developed, maintained and serviced by the Parent, and charges a fee based upon the Company's sales or earnings. The Parent also provides administrative services to the Company and charges a fee based upon the cost of employee time dedicated to the Company and for direct and indirect out of pocket costs incurred on behalf of the Company.

Amounts due to/from affiliates generally occur due to trading related services between the Company and its affiliates, as well as fees for services performed by the Company.

7. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was $40.9 million, which was $39.8 million in excess of its minimum requirement of $1.1 million. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.39 to 1.

Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations, notification requirements and other provisions of the Net Capital Rule.

8. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation Plan (Restricted Stock Plan) and 2012 Omnibus Plan. Options granted generally vest over one to six years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the date of grant. Options expire 10 years after issuance. Restricted stock units (RSUs) under the Restricted Stock Plan generally vest one to three years after issuance with compensation expense recognized based upon the estimated fair value of the RSUs of the Parent on the date of grant.

2012 Omnibus Plan

In May 2012 the Parent created a new omnibus equity awards plan (2012 Plan), with the ability to grant multiple types of equity based awards. Equity awards are valued at grant date and the expense is recognized over the vesting period, generally for one to six years. As of December 31, 2014, 34.9 million shares are available for issuance.

Performance Share Units (PSUs) were granted for the first time in first quarter 2014. PSUs are similar to RSUs once vested in three years, but the actual amount of units that will vest and convert into shares is contingent upon the Parent's performance. Performance targets for the 2014 grants

are based upon the 2016 year-end financial results for both revenue and adjusted EBITDA, as defined in the credit agreement with the lenders that are party to the term loan agreement of the Parent. PSUs are initially granted at full value, assuming both criteria will be met to achieve a full 100% vesting. Expense recognition follows the estimated amount of awards that will vest at a given point in time. As of December 31, 2014, management estimates that 50% of the awards will vest upon maturity in first quarter 2017, thus 50% of the award is being expensed over the vesting period, less the estimated forfeiture rate.

Restricted Stock Units

RSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested each RSU is exchangeable into one share of common stock. Shares become unrestricted six months after they become fully vested. RSUs are not entitled to dividends until vested.

Activity related to the Parent's RSUs is set forth below:

	RSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2014	5,469,552	$ 1.85
Granted	1,328,010	$ 1.96
Vested	(178,092)	$ 2.14
Forfeited	(1,333,861)	$ 1.93
Nonvested as of December 31, 2014	5,285,609	$ 1.84

Performance Share Units

PSUs generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Once vested, each PSU is exchangeable into one share of common stock. Shares become unrestricted six months after they become fully vested. PSUs are not entitled to dividends until vested.

Activity related to the Parent's PSUs is set forth below:

	PSUs Outstanding	Weighted Average Grant Date Fair Value
Nonvested as of January 1, 2014	-	$ -
Granted	2,244,500	$ 2.00
Vested	-	$ -
Forfeited	(419,500)	$ 2.00
Nonvested as of December 31, 2014	1,825,000	$ 2.00

Stock Options

Options granted become exercisable upon vesting, generally one to six years after the date of grant and are subject to continued employment or association with the Parent through the applicable vesting dates.

Activity related to the Parent's options is set forth below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1, 2014	19,537,034	$ 3.07	6.7	
Granted	11,613,500	$ 1.98		
Exercised	(972,168)	$ 1.50		
Forfeited	(5,859,743)	$ 2.90		
Outstanding as of December 31, 2014	24,318,623	$ 2.66	7.5	$ 0.10
Exercisable as of December 31, 2014	10,480,710	$ 3.26	6.0	$ 0.10

The weighted average grant date fair value of options granted was $1.15 for the year ended December 31, 2014. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	54.1%
Expected dividends	0.0%
Risk-free rate	2.4%
Expected term (years)	7.41

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletin Nos. 107 and 110.

9. Income Taxes

As of December 31, 2014, the Company has net deferred tax assets of $5.6 million, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

10. Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

The following table summarizes the fair value of the Company's financial assets at December 31, 2014.

	Level 1	Level 2	Level 3
Cash equivalents	$19,268	$ -	$ -

All other financial instruments are short term in nature and the carrying amount reported on the Statement of Financial Condition approximates fair value.

11. Commitments and Contingencies

On May 22, 2014, the Parent entered into a $175 million senior secured first-lien term loan. The credit facility is collateralized by first priority pledges of substantially all of the Parent's personal property assets, including the Parent's equity interest in the Company, of which the enforcement of the pledge is subject to regulatory approval.

In the ordinary course of business, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. Due to the inherent unpredictability of these legal and regulatory matters, the Company cannot state with certainty the timing or ultimate resolution of these matters and the actual cost could be significantly higher or lower than the amounts reserved. The Company accrues for contingencies when the amount is estimable and probable.

In June 2014 the Company paid $2.0 million to the Securities and Exchange Commission (SEC) to settle an ongoing investigation. The Company neither admitted nor denied the findings of the SEC.